Exhibit (e)(8)

FORM OF GOOD REASON WAIVER

October 31, 2018

Re: Waiver of Good Reason

Dear                 ,

As you know, Intersections Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated as of the date hereof, with WC SACD One Parent, Inc., a Delaware corporation (the “Parent”) and WC SACD One Merger Sub, Inc. (the “Merger Agreement”). Upon the consummation of the transactions contemplated by the Merger Agreement (the “Merger”), the Company will become a subsidiary of Parent.

Since you are currently a party to the [Amended and Restated][Employment Agreement] with the Company dated                         (the “Agreement”), we wish to take this opportunity to clarify the impact of the Merger on your rights under the Agreement. Specifically, we are of the view that “Good Reason” (as such term is defined in Section 6(d) of the Agreement) will not be triggered solely on account of the execution of the Merger Agreement and the consummation of the Merger. Nothing in this letter shall limit, impede or adversely impact any other rights you have to resign for Good Reason, in accordance with your Agreement, on account of any actions or events other than the consummation of the Merger.

The Company acknowledges and agrees that (i) this letter does not constitute an amendment or modification of this Agreement except as specially set forth hereinabove, and (ii) the Agreement remains in full force and effect and is fully binding on the Company now and following the consummation of the Merger.

By signing below, you acknowledge and agree that you will not have “Good Reason” to terminate your employment solely on account of the execution of the Merger Agreement and the consummation of the Merger.

Sincerely,

Intersections Inc.

By:
Name:
Title:

ACKNOWLEDGED AND AGREED